Exhibit 99.6

CONSENT OF EXPERT
FILED BY EDGAR

March 27, 2014

United States Securities and Exchange Commission

Re:	Entrée Gold Inc. – Form 20-F

I refer to the report entitled, “Technical Report 2013 on the Lookout Hill Property” with an effective date of March 28, 2013 (the “Report”) portions of which is summarized (the “Summary Material”)  in the Annual Report on Form 20-F for the year ended December 31, 2013 (the “Form 20-F”) of Entrée Gold Inc. (the “Company”).

I also refer to scientific and technical information developed by the Company, which I approved, or the preparation of which I supervised, in my capacity as a “qualified person” as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects, that is referenced in the Form 20-F and in news releases and other disclosure documents of the Company (collectively, “Technical Information”).

I, the qualified person for the above referenced Report and Technical Information, hereby consent to the use of my name and the incorporation by reference in the Company’s Registration Statements on Form S-8 (Nos. 333-127062 and 333-182891) of the Summary Material concerning the Report and the Technical Information as set forth above in the Form 20-F.

Yours truly,

/s/ Robert Cann

Robert Cann, M.Sc., P.Geo.